

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 13, 2011

Mr. Hassan Salari, President
Global Health Ventures, Inc.
409 Granville Street, Suite 1023
Vancouver, British Columbia, Canada V6C 1T2

>   **Re: Global Health Ventures, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed January 4, 2011**
>   **File No. 333-137888**

Dear Mr. Salari:

We have completed our review of your Item 4.02 Form 8-K and do not, at this time, have any further comments.

Sincerely,

Heather Clark
Staff Accountant